Brian J. Lynch

215-988-1119 Direct

215-988-2757 Fax

Brian.Lynch@dbr.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:	Suzanne Hayes Irene Paik

Re:	Tyme Technologies, Inc. Amendment No. 2 on Form S-1 to Form S-3 Registration Statement (File No. 333-211489)

Ladies and Gentlemen:

On behalf of Tyme Technologies, Inc. (the “Company”), we hereby file the Company’s Amendment No. 2 on Form S-1 to Form S-3 Registration Statement.

In response to the oral comment raised by the Staff, the Company has allocated, from the aggregate securities registered, specific dollar amounts for each class of securities registered, consistent with the Staff’s comment.

If you have any questions regarding this Registration Statement, feel free to contact me at (215) 988-1119.

Sincerely,

Brian J. Lynch